================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               -----------------
                                  SCHEDULE TO
                                 (Rule 13e-4)
               TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
                13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               -----------------
                           Navigant Consulting, Inc.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))
                               -----------------
         Options to Purchase Common Stock, par value $0.001 per share,
           Having an Exercise Price Equal to or in Excess of $15.00
 Options to Purchase Common Stock, par value $0.001 per share, granted on June
                                  1, 2000 and
granted on September 1, 2000 in exchange for certain options exchanged on June
                                    1, 2000
                        (Title of Class of Securities)
                               -----------------
                                 693 35 N 10 7
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)
                               -----------------
                               Philip P. Steptoe
                 Vice President, General Counsel and Secretary
                           Navigant Consulting, Inc.
                            615 North Wabash Avenue
                            Chicago, Illinois 60611
                                (312) 573-5600
           (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)
                               -----------------
                                   Copy to:
                             Leland E. Hutchinson
                                Winston Strawn
                             35 West Wacker Drive
                            Chicago, Illinois 60601
                                (312) 558-5600
                               -----------------
                           CALCULATION OF FILING FEE

                  =--------------------- =-------------------
                  Transaction valuation* Amount of filing fee
                  =--------------------- =-------------------
                        $5,554,869              $1,111

* Calculated solely for purposes of determining the filing fee. This amount assumes (i) the purchase of all outstanding options to purchase common stock of Navigant Consulting, Inc. with an exercise price of $15.00 or more (143,685 of such options outstanding at October 4, 2002) at a price per share of common stock subject to the options of $1.50 with respect to 44,375 of such options, $1.25 with respect to 65,610 of such options and $1.00 with respect to 33,700 of such options in cash pursuant to the purchase offer described herein and (ii) the issuance of 973,296 shares of common stock of Navigant Consulting, Inc. having an aggregate value of $5,372,594 as of September 30, 2002, subject to restricted stock awards, in exchange for the maximum 1,350,228 shares of common stock subject to options eligible to be exchanged pursuant to the exchange offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: Not applicable.
    Form or Registration No.: Not applicable.
    Filing party: Not applicable.
    Date filed: Not applicable
[_] Check the box if the filing relates soley to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:
[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.
   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
================================================================================

Item 1.  Summary Term Sheet

   The information set forth under Summary Term Sheet in the Offer to Purchase, dated October 4, 2002 and attached hereto as Exhibit (a)(1) (the Offer to Purchase) and in the Offer to Exchange, dated October 4, 2002 and attached hereto as Exhibit (a)(2) (the Offer to Exchange and, together with the Offer to Purchase, the Offers) is incorporated herein by reference.

Item 2.  Subject Company Information

   (a) The name of the issuer is Navigant Consulting, Inc., a Delaware corporation (the Company), and the address of its principal executive office is 615 North Wabash Avenue, Chicago, Illinois 60611, and its telephone number is
(312) 573-5600. The information set forth in each of the Offers under Section 9 (Information About Navigant Consulting, Inc.) is incorporated herein by reference.

   (b) This Tender Offer Statement on Schedule TO relates to two concurrent offers by the Company to its employees, for compensatory purposes, to

      (1) purchase all options outstanding under the Company's Long-Term Incentive Plan (the Plan, as amended through the date hereof) exercisable for shares of the Company's common stock, par value $0.001 per share (Option Shares), having an exercise price per share of $15.00 or more (the Options) at a price per Option of $1.50 for Options with exercise prices between $15.00 and $20.00, $1.25 for Options with exercise prices between $20.01 and $30.00 and $1.00 for Options with exercise prices greater than $30.00 net to the seller in cash, without interest thereon, subject to reduction only for any federal backup withholding taxes payable by seller, upon the terms and subject to the conditions described in the Offer to Purchase and the related election form attached hereto as Exhibits (a)(1) and (a)(4) (the Election Form together with the Offer to Purchase, as they may be amended from time to time, are referred to herein as the Purchase Offer) and

      (2) exchange for shares of restricted stock that will be granted under the Plan all outstanding options to purchase shares of the Company's common stock granted under the Plan on June 1, 2000 and those options granted on September 1, 2000 in exchange for certain options exchanged on June 1, 2000, upon the terms and subject to the conditions described in the Offer to Exchange, and the related election form attached hereto as Exhibits (a)(2) and (a)(5) (the Election Form together with the Offer to Exchange, as they may be amended from time to time, are referred to herein as the Exchange Offer). The Purchase Offer and the Exchange Offer collectively are referred to herein as the Offers. The Plan is considered an employee benefit plan as defined in Rule 405 under the Securities Act of 1933. As of September 24, 2002, there were options to purchase 143,685 and 1,350,228 shares of the Company's common stock outstanding and eligible to participate in the Offer to Purchase and the Offer to Exchange, respectively. The information set forth in each of the Offers under Section 1 ([Option Purchase Price] [Number of Shares of Restricted Stock]; Expiration Date), Section 5 (Acceptance [for Purchase of Options and Payment of Cash Amount] [of Options for Exchange and Cancellation; Issuance of Restricted Stock]) and Section 8 (Source and Amount of [Funds] [Consideration; Terms of Restricted Stock]) is incorporated herein by reference.

   (c) The information set forth in each of the Offers under Section 7 (Price Range of Common Stock) is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person

   (a) The filing person is the subject company in each of the Offers. The information set forth under Item 2(a) above and Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 4.  Terms of the Transaction

   (a) The information set forth in each of the Offer to Purchase and the Offer to Exchange under Summary Term Sheet, Section 1 ([Option Purchase Price] [Number of Shares of Restricted Stock]; Expiration Date),

Section 3 (Procedures), Section 4 (Withdrawal Rights), Section 5 (Acceptance [for Purchase of Options and Payment of Cash Amount] [of Options for Exchange and Cancellation; Issuance of Restricted Stock]), Section 6 (Conditions of the Offer), Section 8 (Source and Amount of [Funds] [Consideration; Terms of Restricted Stock]), Section 11 (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer), Section 12 (Legal Matters; Regulatory Approvals), Section 13 (Material U.S. Federal Income Tax Consequences) and
Section 14 (Extension of Offer; Termination; Amendment) is incorporated herein by reference.

   (b) The information set forth in each of the Offer to Purchase and the Offer to Exchange under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements

   (a) The information set forth in each of the Offer to Purchase and the Offer to Exchange under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals

   (a) Each of the Offers is being conducted for compensatory purposes as described in the Offer to Purchase and the Offer to Exchange, respectively. The information set forth in each of the Offer to Purchase and the Offer to Exchange under Section 2 (Purpose of the Offer) is incorporated herein by reference.

   (b) The information set forth in each of the Offer to Purchase and the Offer to Exchange under Section 5 (Acceptance [for Purchase and Payment of Cash Amount] [of Options for Exchange and Cancellation; Issuance of Restricted Stock]) and Section 11 (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer) is incorporated herein by reference.

   (c) The information set forth in each of the Offer to Purchase and the Offer to Exchange under Section 2 (Purpose of the Offer) and is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration

   (a) The information set forth in each of the Offer to Purchase and the Offer to Exchange under Section 8 (Source and Amount of [Funds] [Consideration; Terms of Restricted Stock]) is incorporated herein by reference.

   (b) The information set forth in each of the Offer to Purchase and the Offer to Exchange under Section 6 (Conditions of the Offer) is incorporated herein by reference.

   (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company

   (a) The information set forth in each of the Offer to Purchase and the Offer to Exchange under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

   (b) The information set forth in each of the Offer to Purchase and the Offer to Exchange under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used

   (a) Not applicable.

Item 10.  Financial Statements

   (a) The information set forth in each of the Offers to Exchange under
Section 9 (Information About Navigant Consulting, Inc.) and Section 16 (Additional Information), on pages F-1 through F-28 of the Company's 2001 Annual Report to Stockholders, pages 3 through 10 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2002, and pages 3 through 11 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002 is incorporated herein by reference.

   (b) Not applicable.

Item 11.  Additional Information

   (a) The information set forth in each of the Offer to Purchase and the Offer to Exchange under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) and Section 12 (Legal Matters; Regulatory Approvals) is incorporated herein by reference.

   (b) Not applicable.

Item 12.  Exhibits

(a)(1)  Offer to Purchase, dated October 4, 2002.
(a)(2)  Offer to Exchange, dated October 4, 2002.
(a)(3)  Form of Cover Letter to Eligible Employees regarding the Offer to Purchase and Summary of
        Procedures.
(a)(4)  Form of Cover Letter to Eligible Employees regarding the Offer to Exchange and Summary of
        Procedures.
(a)(5)  Form of Purchase Election Form.
(a)(6)  Form of Exchange Election Form.
(a)(7)  Pages F-1 through F-28 of the Navigant Consulting, Inc. Annual Report to Stockholders, included in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 (the
        Annual Report), filed with the Securities and Exchange Commission (the Commission) on March 28,
        2002 and incorporated herein by reference (File No. 0-28830).
(a)(8)  Pages 3 through 10 of the Company's Quarterly Report on Form 10-Q for the period ended March
        31, 2002, filed with the Commission on May 10, 2002 and incorporated herein by reference (File No.
        0-28830).
(a)(9)  Pages 3 through 11 of the Company's Quarterly Report on Form 10-Q for the period ended June 30,
        2002, filed with the Commission on August 14, 2002 and incorporated herein by reference (File No.
        0-28830).
(a)(10) Section 83(b) Tax Election Form.
(b)     Not applicable.
(d)(1)  Navigant Consulting, Inc. Long-Term Incentive Plan (as Amended through November 30, 2000), filed as Appendix B to Navigant Consulting, Inc.'s Proxy Statement on Schedule 14A, filed with the
        Commission on November 2, 2000 and incorporated herein by reference (File No. 0-28830).
(d)(2)  Form of Restricted Stock Award (included as Annex A to Exhibit (a)(2) and incorporated herein by reference).
(g)     Not applicable.
(h)     Not applicable.

Item 13.  Information Required by Schedule 13E-3

   (a) Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NAVIGANT CONSULTING, INC.

                                          By: /S/  PHILIP P. STEPTOE
                                          Name: Philip P. Steptoe
                                          Title: Vice-President, General
                                            Counsel and Secretary

Date: October 4, 2002

                               INDEX TO EXHIBITS

Exhibit
Number  Description
------- -----------
(a)(1)  Offer to Purchase, dated October 4, 2002.
(a)(2)  Offer to Exchange, dated October 4, 2002.
(a)(3)  Form of Cover Letter to Eligible Employees regarding the Offer to Purchase and Summary of
        Procedures.
(a)(4)  Form of Cover Letter to Eligible Employees regarding the Offer to Exchange and Summary of
        Procedures.
(a)(5)  Form of Purchase Election Form.
(a)(6)  Form of Exchange Election Form.
(a)(7)  Pages F-1 through F-28 of the Navigant Consulting, Inc. Annual Report to Stockholders, included in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 (the
        Annual Report), filed with the Securities and Exchange Commission (the Commission) on March 28,
        2002 and incorporated herein by reference (File No. 0-28830).
(a)(8)  Pages 3 through 10 of the Company's Quarterly Report on Form 10-Q for the period ended March
        31, 2002, filed with the Commission on May 10, 2002 and incorporated herein by reference (File No.
        0-28830).
(a)(9)  Pages 3 through 11 of the Company's Quarterly Report on Form 10-Q for the period ended June 30,
        2002, filed with the Commission on August 14, 2002 and incorporated herein by reference (File No.
        0-28830).
(a)(10) Section 83(b) Tax Election Form.
(b)     Not applicable.
(d)(1)  Navigant Consulting, Inc. Long-Term Incentive Plan (as Amended through November 30, 2000), filed as Appendix B to Navigant Consulting, Inc.'s Proxy Statement on Schedule 14A, filed with the
        Commission on November 2, 2000 and incorporated herein by reference (File No. 0-28830).
(d)(2)  Form of Restricted Stock Award (included as Annex A to Exhibit (a)(2) and incorporated herein by reference).
(g)     Not applicable.
(h)     Not applicable.


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